Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

(In thousands, except ratio)		Years Ended
	December 31,	December 25,	December 26,	December 27,	December 28,
	2012	2011	2010	2009	2008
Pretax income from continuing operations less income/loss from equity investments	$(26,269)	$(36,606)	$(28,502)	$(83,754)	$(436,838)
Fixed charges	78,856	65,686	66,357	42,937	43,317
Amortization of capitalized interest	186	159	82	32	32
Less: Capitalized interest	-	(450)	(44)	(194)	(128)
Earnings	$52,773	$28,789	$37,893	$(40,979)	$(393,617)

Interest expensed and capitalized (including amortization of premiums/discounts)	$78,034	$64,853	$65,641	$42,165	$42,495
Interest portion of rental expense	822	833	716	772	822
Fixed Charges	$78,856	$65,686	$66,357	$42,937	$43,317

Ratio of Earnings to Fixed Charges	0.67	0.44	0.57	**	**

**
Earnings do not cover fixed charges by $84 million and $437 million for the fiscal years ended December 27, 2009, and December 28, 2008, respectively, due to non-cash impairment charges of $49 million and $397 million in the respective periods.